U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

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                                                       SEC FILE NUMBER
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                                                           1-12738
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         NOTIFICATION OF LATE FILING
             (Check One:)
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                                                        CUSIP NUMBER
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                                                           68284P 10 8
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|X| Form 10-K and  10-KSB |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q and 10-QSB
|_| Form N-SAR

         For Period Ended: June 30, 2002

         [ ]      Transition Report on Form 10-K
         [ ]      Transition Report on Form 20-F
         [ ]      Transition Report on Form 11-K
         [ ]      Transition Report on Form 10-Q
         [ ]      Transition Report on Form N-SAR

         For the Transition Period Ended:__________

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Read the attached instruction sheet before preparing form. Please print or type.
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Nothing  in  this  form  shall  be  construed  to  imply that the Commission has verified any information contained herein.
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If  the  notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant
ONSITE ENERGY CORPORATION
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Former Name if Applicable
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Address of Principal Executive Office (Street and Number)
701 PALOMAR AIRPORT ROAD, SUITE 200
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City, State and Zip Code
CARLSBAD, CA 92009
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PART II -- RULES 12b - 25(b) and (c)
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If  the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form
        10-K, Form 20-K,Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE
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State below in  reasonable  detail the  reasons why Form 10-K and 10-KSB,  20-F,
11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company is continuing to evaluate certain issues that when resolved may have a material impact on the financial statements and other disclosures as of June 30, 2002.

                                              (Attached Extra Sheets if Needed).
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PART IV -- OTHER INFORMATION
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     (1)    Name  and  telephone  number  of person to contact in regard to this notification.

     Paul E. Blevins                 760                 931-2400
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       (Name)                      (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           |X| Yes        |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           |X| Yes       |_|  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      For  the  fiscal  year  ended  June  30,  2002,  the  Company  anticipates recognizing net income (under current assumptions) of between $155,000 to $255,000 compared to net income of approximately $1,622,000 for fiscal year ended June 30, 2001. The amount of the profit is subject to change as a result of the resolution of the issues disclosed in PART III above. The difference between the 2001 and 2002 fiscal year ends primarily is attributable to a decrease in gross margins on one major project completed in the fourth quarter and an increase in selling, general and administrative expenses primarily due to increases in business development costs associated with one of the Company's subsidiaries and the energy projects business.

                           ONSITE ENERGY CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: September 30, 2002          By:  /S/ RICHARD T. SPERBERG
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                                          Richard T. Sperberg, President and CEO